Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131
September 24, 2010
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
          Re: Burger King Holdings, Inc.
Dear Sir or Madam:
     On behalf of Burger King Holdings, Inc., we are hereby filing via EDGAR a preliminary proxy statement on Schedule 14A. If you have any questions, please do not hesitate to contact the undersigned at (954) 468-7808 or Kara MacCullough at (305) 789-7548.

Regards,
/s/ Laurie Green
Laurie Green